Rule 424(b)(3)
PROSPECTUS SUPPLEMENT
(To Prospectus dated September 9, 1997)

                                            NAPRO BIOTHERAPEUTICS, INC.
                        1,600,000 Shares of Common Stock

                               RECENT DEVELOPMENT

MODIFICATION OF TERMS OF SENIOR CONVERTIBLE NOTES AND SERIES C SENIOR CONVERTIBLE PREFERRED STOCK

         On January 28, 1998, the Company entered into an Amendment Agreement with the Selling Stockholders of its Senior Convertible Notes, which amended certain terms of the Notes, the note purchase agreement with respect to the Notes, and the related Warrants. Pursuant to the Amendment Agreement, the Selling Stockholders agreed to limit conversions of the Notes into 300,000 shares of Common Stock per month in 1998 at a conversion price of less than $4. The exercise price of the related Warrants was changed to $2.50 per share of Common Stock. The Company has agreed to solicit a stockholder vote on or prior to June 1, 1998 to increase the number of authorized shares of Common Stock and authorize the issuance of shares of Common Stock equal to 20% or more of the Common Stock or 20% of more of the voting power outstanding before such issuance for less than the greater of book or market value. The Amendment Agreement has been filed by the Company as an exhibit to its Current Report on Form 8-K dated January 28, 1998, which is incorporated herein by reference.

         On January 28, 1998, the Company entered into an Amendment Agreement with the Selling Stockholder of the Series C Senior Convertible Preferred Stock, which amended certain terms of the related Subscription Agreement and the related Warrants and established additional rights and obligations of the Company and such Selling Stockholder with respect to the Preferred Shares. Pursuant to the Amendment Agreement, the Selling Stockholder agreed not to exercise its conversion rights with respect to the Preferred Shares and the Company granted the Selling Stockholder certain exchange rights. Beginning on January 28, 1998, the Preferred Shares are exchangeable for Common Stock at a price per share of Common Stock at a discount of 5% from the market price of the Common Stock computed from selected dates prior to the exchange. The Selling Stockholder agreed to limit its exchanges of the Preferred Shares into 150,000 of Common Stock per month in 1998 at an exchange price of less than $4. The exercise price of the Warrants was changed to $2.50 per share of Common Stock. The Company has agreed to solicit a stockholder vote on or prior to June 1, 1998 to increase the number of authorized shares of Common Stock and authorize the issuance of shares of Common Stock equal to 20% or more of the Common Stock or 20% of more of the voting power outstanding before such issuance for less than the greater of book or market value. The Amendment Agreement has been filed by the Company as an exhibit to its Current Report on Form 8-K dated January 28, 1998, which is incorporated herein by reference.


               The date of this  Prospectus  Supplement is February 3, 1998.